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Notice of Availability of Proxy Materials for LITHIUM AMERICAS (ARGENTINA) CORP. Special Meeting

Meeting Date and Location:

When:	January 17, 2025	Where:	Online at https://meetnow.global/MDAUKRK	Fold
10:00 am (Pacific Time)

You are receiving this notice to advise that the proxy materials for the above noted shareholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

http://lithium-argentina.com/investor-relations/Special-Meeting OR www.sedarplus.ca

How to Obtain Paper Copies of the Proxy Materials	Fold

Shareholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than January 7, 2025. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

For Registered Shareholders:	For Non-Registered Shareholders:
For registered shareholders or those shareholders without a 16-digit control number or who are dialing from outside of North America, please call 778-653-8092 or emailing ir@lithium-argentina.com	For non-registered shareholders with a 16-digit control number please call 1-877-907-7643 or visit www.proxyvote.com and enter the 16-digit control number located on your voting instruction form.

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Shareholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1. Approval of Arrangement Resolution- Items of Business - Approval of Arrangement Resolution

2. Approval of Ancillary Resolutions: Change of the Corporation name - Items of Business - Approval of Ancillary Resolutions - (a) Change of Corporation name

3. Approval of Ancillary Resolutions: Approval of corporate purpose - Items of Business - Approval of Ancillary Resolutions - (b) Approval of corporate purpose

4. Approval of Ancillary Resolutions: Share capital of the Corporation - Items of Business - Approval of Ancillary Resolutions - (c) Share capital of the Corporation

5. Approval of Ancillary Resolutions: Introduction of capital band - Items of Business - Approval of Ancillary Resolutions - (d) Introduction of capital band

6. Approval of Ancillary Resolutions: Introduction of conditional capital for equity incentive plans - Items of Business - Approval of Ancillary Resolutions - (e) Introduction of conditional capital for equity incentive plans

7. Approval of Ancillary Resolutions: Introduction of conditional capital for financing purposes - Items of Business - Approval of Ancillary Resolutions - (f) Introduction of conditional capital for financing purposes

8. Approval of Ancillary Resolutions: New Articles of Association of the Corporation (general revision of the articles of association) - Items of Business - Approval of Ancillary Resolutions - (g) New Articles of Association of the Corporation (general revision of the articles of association)

9. Approval of Ancillary Resolutions: New Swiss law as the authoritative and applicable legislation and ascertainment of the new principal place of business - Items of Business - Approval of Ancillary Resolutions - (h) Swiss law as the authoritative and applicable legislation and ascertainment of the new principal place of business

10. Approval of Ancillary Resolutions: Appointment of statutory auditor- Items of Business - Approval of Ancillary Resolutions - (i) Appointment of statutory auditor

11. Approval of Ancillary Resolutions: Confirmation of John Kanellitsas - Items of Business - Approval of Ancillary Resolutions - (j) Confirmation of the members of the board of directors, confirmation of the chairman and confirmation of the members of the remuneration committee - (j)(i) Confirmation of John Kanellitsas

12. Approval of Ancillary Resolutions: Confirmation of Sam Pigott - Items of Business - Approval of Ancillary Resolutions - (j) Confirmation of the members of the board of directors, confirmation of the chairman and confirmation of the members of the remuneration committee - (j)(ii) Confirmation of Sam Pigott

13. Approval of Ancillary Resolutions: Confirmation of George Ireland - Items of Business - Approval of Ancillary Resolutions - (j) Confirmation of the members of the board of directors, confirmation of the chairman and confirmation of the members of the remuneration committee - (j)(iii) Confirmation of George Ireland

14. Approval of Ancillary Resolutions: Confirmation of Diego Lopez Casanello - Items of Business - Approval of Ancillary Resolutions - (j) Confirmation of the members of the board of directors, confirmation of the chairman and confirmation of the members of the remuneration committee - (j)(iv) Confirmation of Diego Lopez Casanellox

15. Approval of Ancillary Resolutions: Confirmation of Robert Doyle - Items of Business - Approval of Ancillary Resolutions - (j) Confirmation of the members of the board of directors, confirmation of the chairman and confirmation of the members of the remuneration committee - (j)(v) Confirmation of Robert Doyle

16. Approval of Ancillary Resolutions: Confirmation of Franco Mignacco - Items of Business - Approval of Ancillary Resolutions - (j) Confirmation of the members of the board of directors, confirmation of the chairman and confirmation of the members of the remuneration committee - (j)(vi) Confirmation of Franco Mignacco

17. Approval of Ancillary Resolutions: Confirmation of Monica Moretto - Items of Business - Approval of Ancillary Resolutions - (j) Confirmation of the members of the board of directors, confirmation of the chairman and confirmation of the members of the remuneration committee - (j)(vii) Confirmation of Monica Moretto

18. Approval of Ancillary Resolutions: Confirmation of Calum Morrison - Items of Business - Approval of Ancillary Resolutions - (j) Confirmation of the members of the board of directors, confirmation of the chairman and confirmation of the members of the remuneration committee - (j)(viii) Confirmation of Calum Morrison

19. Approval of Ancillary Resolutions: Appointment of Independent Representative - Items of Business - Approval of Ancillary Resolutions - (k) Appointment of Independent Representative

Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

Annual Financial statement delivery

• No Annual Report (or Annual Financial Statements) is (are) included in this mailing

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